

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008758

No Act
PE 12/23/15

DIVISION OF
CORPORATION FINANCE

January 27, 2016

Amy Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 1-27-16

Re: PepsiCo, Inc.
Incoming letter dated December 23, 2015

Dear Ms. Carriello:

This is in response to your letter dated December 23, 2015 concerning the shareholder proposal submitted to PepsiCo by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 27, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 23, 2015

The proposal relates to audit engagement.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of PepsiCo's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PEPSICO

  Tropicana  

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR COUNSEL, CORPORATE GOVERNANCE
Tel: 914-253-2507
Fax: 914-249-8035
amy.carriello@pepsico.com

December 23, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Qube Investment Management Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Qube Investment Management Inc. ("Qube"). A copy of the Proposal, as well as related correspondence from Qube, is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to Qube.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Qube that if Qube elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Qube failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information.

BACKGROUND

Qube submitted the Proposal to the Company in a letter that was dated October 28, 2015, shipped to the Company via Purolator on November 3, 2015, and received by the Company via United Parcel Service ("UPS") on November 5, 2015. *See* Exhibit A. The Proposal was accompanied by a letter from National Bank Correspondent Network dated October 28, 2015 (the "NBCN Letter"), which stated, in pertinent part:

> Please accept this letter as confirmation that as of the day of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014. A minimum of $2,000 was held continuously for a period of over 13 months.

See Exhibit A. Qube's submission failed to provide verification of its ownership of the requisite number of Company shares for at least one year as of the date Qube submitted the proposal (November 3, 2015). In addition, the Company reviewed its stock records, which did not indicate that Qube was the record owner of any shares of Company securities. Accordingly, on November 19, 2015, which was within 14 days of the date that the Company received the Proposal, the Company sent Qube a letter notifying it of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice").[1] In the Deficiency Notice, attached hereto as Exhibit B, the Company informed Qube of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies.[2] Specifically, the Deficiency Notice stated:

---

[1] The Company also sent Qube a letter regarding the Proposal on November 12, 2015. *See* Exhibit B. However, the Company informed Qube, in boldface type in the first paragraph of the Deficiency Notice, to "disregard in its entirety the Company's letter dated November 12, 2015 with regard to the Proposal and take note only of the procedural deficiencies set forth herein."

[2] The Deficiency Notice also addressed other deficiencies, including whether Qube is a shareholder eligible to submit the Proposal for inclusion in the 2016 Proxy Materials under Rule 14a-8. This letter does not address those issues because regardless the Company has not been supplied sufficient proof of ownership

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that Qube's submission was not sufficient because it stated ownership as of October 28, 2015 rather than November 3, 2015 (the date Qube submitted the Proposal), and failed to verify Qube's ownership for the full one-year period preceding and including November 3, 2015; and
- that Qube's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date Qube received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit B. The Deficiency Notice was sent and delivered to Qube via email on November 19, 2015 and also was delivered to Qube via UPS at 4:12 P.M. on November 20, 2015. *See* Exhibit C.

On November 24, 2015 (after Qube had received the Deficiency Notice), the Company received an email from Qube replying to the email containing the Deficiency Notice and advising the Company that Qube had sent a response to the Deficiency Notice. The Company subsequently received a letter in response to the Deficiency Notice. *See* Exhibit D. However, these responses did not contain sufficient proof of Qube's ownership of the requisite number of Company securities for at least one year as of the date the Proposal was submitted (November 3, 2015). Qube's November 19, 2015 response stated, in pertinent part:

> In your response to our proposal, you have identified a number of technical and procedural matters that we are willing to respond to in this letter. We respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion in the upcoming AGM proxy.
>
> . . .
>
> Custodial technical verification has been provided, from a qualified DTC participant, within the parameters required by the SEC. . . . Nonetheless, should the SEC require it, we are prepared to have our custodian generate and communicate the additional details of ownership you have requested.

The Company has received no further correspondence from Qube regarding Qube's ownership of Company shares.

---

as of the date the Proposal was submitted, and none of the arguments set forth in this letter are intended to waive other potential grounds for excluding the Proposal under Rule 14a-8.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Qube Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because Qube did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to Qube in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit B.

In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

The Staff consistently has granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *PepsiCo, Inc. (Albert)* (avail. Jan. 10, 2013), the proponent submitted the proposal on November 20, 2012 and provided a broker letter that established ownership of company securities for one year as of November 19, 2012. The company properly sent a deficiency notice to the proponent on December 4, 2012 that specifically identified the date as of which beneficial ownership had to be substantiated and how the proponent could substantiate such ownership, and the proponent did not respond to the deficiency notice. The Staff concurred in the exclusion of the proposal because the broker letter was insufficient to prove continuous share ownership for one year as of November 20, 2012, the date the proposal was submitted. *See also Comcast Corp.* (avail. Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *The Home Depot, Inc.* (avail. Feb. 5, 2007) (letter from broker stating ownership for one year as of November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted); *Sempra Energy* (avail. Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

Here, Qube submitted the Proposal on November 3, 2015.[3] Therefore, Qube had to verify continuous ownership for the one-year period preceding and including this date, i.e., November 3, 2014 through November 3, 2015. However, the NBCN Letter supplied by Qube merely stated that, "as of [October 28, 2015], Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014," and thus did not cover the period between October 29, 2015 and November 3, 2015. *See* Exhibit A. The Deficiency Notice clearly stated the necessity to prove continuous ownership for one year as of November 3, 2015, explaining that the NBCN Letter was insufficient because it "only establishes continuous ownership of the shares as of October 28, 2015, and, therefore, does not verify continuous ownership for the one-year period preceding and including November 3, 2015." In doing so, the Company complied with the Staff's guidance in SLB 14G for providing Qube with adequate instruction as to Rule 14a-8's proof of ownership requirements. Despite the Deficiency Notice's instructions to show proof of

[3] As indicated by the Purolator tracking information that is included in Exhibit A, November 3, 2015 is the date the Proposal was picked up by Purolator, a Canadian delivery service which partners with UPS with respect to cross-border deliveries from Canada to the United States. We believe this is the most analogous date to the guidance in SLB 14G indicating that a "proposal's date of submission [is] the date the proposal is postmarked or transmitted electronically."

continuous ownership for "the one-year period preceding and including November 3, 2015, the date the Proposal was submitted to the Company," Qube has failed to do so.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), Qube has not sufficiently demonstrated that it continuously owned the requisite number of Company shares for the requisite one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence concerning this matter to amy.carriello@pepsico.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Attachments

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Ian Quigley, Qube Investment Management Inc.

EXHIBIT A


QUBE

October 28, 2015

Tony West, Corporate Secretary
PepsiCo
700 Anderson Hill Road
Purchase, NY 10577

RE: Independent Shareholder Proposal

Dear Mr. West:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 150 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients invest based on quality of earnings and social responsibility. We are proud shareholders and intend to keep holding our share positions through to the Annual General Meeting of Shareholders and beyond.

Through the investment management agreement (IMA) with all of our clients, they authorize us to complete proxy voting responsibilities on their behalf. This relationship has been confirmed in our custodial letter, and we also attach an example of our IMA for your review. Should you wish a copy of our proxy voting policies, we would also be happy to share.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal to our fellow shareholders for consideration at the upcoming Annual Shareholder's meeting:

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel 780-463-2688 Fax: 780-450-6582 Toll Free 1-866-463-7939

PROPOSAL – Request for Proposals for the Audit Engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

SUPPORTING STATEMENT

While the concept of auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management's own assertions) that a company's financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at Pepsico since 1990.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates a potential conflict of interest that is not in the shareholder's best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with its client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

****

We would be happy to attend the shareholder's meeting to communicate this proposal in person, if required. Please advise should you require anything else from us. Thank-you for facilitating the opportunity for valuable dialogue amongst shareholders.

Best regards,



Ian Quigley, MBA
Senior Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



NATIONAL BANK
CORRESPONDENT NETWORK

Oct 28 2015

To whom it may concern:

This letter is provided at the request of Qube Investment Management Inc., an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients.
Please accept this letter as confirmation that as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014. A minimum of $2,000 was held continuously for a period of over 13 months.

The below shares referenced are registered in the name of NBCN INC a DTC participant (DTC No 5008).

Company Name	CUSIP	# of Shares
Colgate Palmolive Company (CL)	194162103	400
Nordstrom, Inc. (JWN)	655664100	363
Norfolk Southern Corporation (NSC)	655844108	214
PepsiCo Inc. (PEP)	713448108	230
Teck Resources Limited (TCK.B)	878742204	436
Enbridge, Inc. (ENB)	29250N105	410
Intel Corporation (INTC)	458140100	300
Bell Canada (BCE)	05534B760	360
Canadian National Railway Company (CNR)	136375102	400
Ace Limited (ACE)	H0023R105	210
Exxon Mobil Corp. (XOM)	30231G102	188

I hope you find this information helpful. If you have any issues regarding this issue please feel free to contact me by calling at 416 507 9519, or reach me by email at Tahiyeh.sheraze@nbc.ca.

Sincerely,

Tahiyeh Sheraze
Service Coordinator
Toll Free: 1 844 451 3505 ext 79519
T:416-507-9519
F: 416-542-2380
tahiyeh.sheraze@nbc.ca

National Bank Correspondent Network
130 King Street West, Suite 3000, M5X 1J9 Toronto On


QUBE

QIM Investment Management Agreement ("IMA")

This Agreement, effective as of the 28th day of May, 2012 in the Province of Alberta,

between:

The Investment Accounts of: Ian Quigley ('You' or 'Your')

-AND-

Qube Investment Management Inc. ('QIM')

ENGAGEMENT OF QIM. This Investment Management Arrangement ("IMA") applies to all accounts held in custody at National Bank Correspondent Network (NBCN) and managed by QIM. You are engaging QIM to provide, and QIM agrees to provide to you, portfolio management services on the following terms and conditions:

QIM'S COMMITTMENT

QIM will provide investment management services in respect of your portfolio of securities and/or cash under its management (the "Account") on the following basis:

- QIM will review your financial affairs and, based upon the information provided by you (which may include information about family members or related entities), will gain an understanding of your investment profile and your objectives in respect of the Account (and specified related accounts). QIM will prepare summary notes and/or an Investment Policy Statement (IPS) that form the basis for a trade plan and, pending completion of the trade plan, may deposit assets into the Account in short term securities or other assets and investments as deemed appropriate. Upon completion of the trade plan, QIM will implement the plan unless you have otherwise instructed QIM not to do so in writing;

- As a Portfolio Manager and, by virtue of the authority granted by this agreement, QIM may and will act on your behalf without requiring continual approval to do so;

- QIM will continue to monitor, maintain, and when deemed necessary, revise or refine the investment plan, in order to keep it on track with your needs and objectives and within the constraints of your Investment Policy Statement (IPS);

- QIM will review the plan and your investments with you, on a regular basis, as frequently as mutually agreed upon or QIM may consider appropriate, but no less than once per year;

- QIM will provide you with a written report (the "Quarterly Report") following each quarter during the term of this Agreement; In addition to our report, your custodian will provide you with a regular statement outlining your holdings and account activity;


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- QIM will exercise the care and skill expected of a prudent portfolio manager, and will exercise its powers and duties in good faith and in accordance with its best judgment, provided that it will not be liable for any loss suffered as a consequence of any action taken or omitted by it except loss resulting from its own or its employees' gross negligence, wilful misconduct or lack of good faith.

WHAT QIM REQUIRES FROM YOU

Accuracy of Information. You confirm the accuracy and completeness of the personal information disclosed to QIM from time to time, and acknowledge that such information will be relied upon by QIM in providing portfolio management services to you. You further agree and undertake to disclose to QIM in writing, on a timely basis, any material changes that occur from time to time with your financial affairs, investment profile or objectives;

Required Information. Prior to opening your account QIM and the Custodian will require certain personal information from you including details of your risk capacity and tolerance. This information will require annual updating;

Establishment of Custodial Contract. You will establish the Account with National Bank Correspondent Network (NBCN) (the "Custodian" or "National Bank" or "NBCN") satisfactory to QIM on such terms and conditions that as are agreed between you and the Custodian. You agree to execute all documentation required by the Custodian with respect to establishing the Account, and to forward to the Custodian funds and/or securities to establish the Account. The Account will be held by the Custodian in trust or in a custodial agency capacity for you, pursuant to the terms of the document(s) executed by you and the Custodian;

Authorization. You direct and authorize QIM to exercise its discretion as portfolio manager in determining appropriate trades for the Account, and to arrange for the effecting of trades of securities for the Account, on behalf of you, on the basis of such determination.

Fees for Investment Management Services. The "Fee Based" account(s) is a discretionary account structure that allows the client to pay for financial advice and services with a regular fee, rather than paying commissions. Clients pay a pre-determined fee that is charged on a monthly basis throughout the year. The Investment Management Fee will be calculated either:

- In accordance with the Fee Schedule disclosed below, which may be amended by QIM upon ninety (90) days written notice to you, based upon the net asset value of the Account as at the close of business on the last day of the immediately preceding calendar month, exclusive of applicable brokerage commissions and custodial/administrative fees; or
- As you and QIM may agree.

You direct and authorize the investment management fees payable to QIM hereunder to be withdrawn, when due, from the Account or from any other account in respect of which you and QIM have entered into an Investment Management Agreement. The Investment Management Fees may also be payable by way of payment made directly to QIM.

In addition to these fees, you also pay fees to NBCN for transactional services, which are attached to this agreement (NBCN Fee Schedule), and may be detailed based on account type.


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Fee Schedule. The investment management fee is a flat fee, charged monthly, based on your total asset's under administration not subject to exclusion as follows:

Portfolio Size:	QIM:	NBCN Custodial Fee:
$75,000-150,000	1.65%	.05%
$150,000-500,000	1.45%	.05%
$500,000-$1,000,000	1.3%	.05%
$1,000,000-$3,000,000	0.9%	.05%
$3,000,000-$5,000,000	0.8%	.05%
$5,000,000+	Negotiable	Negotiable

Exclusions. QIM will NOT charge the Investment Management Fee on term certificates or on mutual funds (mutual funds that pay a service commission). In other words, we will not allow an undisclosed situation where we earn double compensation (investment management fee plus other fees or commissions).

QIM and QBC. Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Confidentiality. Unless authorized by you, QIM agrees not to disclose or appropriate to its own use, or to the use of any third party at any time during or subsequent to the term of this Agreement, any of your confidential information of which it becomes informed during such period, except as required in connection with QIM's performance of this Agreement, or as otherwise provided herein, or as required by a court or governmental authority. Unless instructed otherwise in writing, QIM may disclose such information to any of:

- The representative or firm responsible for referring you to QIM;
- Other account holders in any group of accounts of which the Account is a member and which are managed as a group by QIM;
- The Custodian of your Account and any third party that provides accounting, record keeping or other client-related administrative services; and
- Such other third party as you may agree in writing.

Term. The term of this Agreement will commence on the date hereof and will continue until terminated by either QIM or you upon ninety (90) days prior written notice to the other party. For greater certainty, receipt by QIM and/or the Custodian of acceptable account transfer documentation, whether written or


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electronic, may, in the sole discretion of QIM be deemed to constitute effective written notice of termination of this Agreement. You retain the right to cancel this Agreement at any time upon ninety (90) days written notice as described in this clause.

Death or Incapacity. This Agreement will continue in full force and effect notwithstanding your death or incapacity, and in such circumstances, QIM will continue to have the obligations and authority provided herein until this Agreement is terminated upon ninety (90) days written notice by your personal representative.

Termination. This Agreement can be terminated upon ninety (90) days written notice by yourself or your personal representative.

Fairness in Allocations. QIM confirms that in the event that securities are purchased for the accounts of more than one client of QIM and an insufficient number of securities are available to satisfy the purchase order, the securities available will be allocated to the extent possible pro rata to the size of your accounts taking into consideration your investment plan.

Referral Fees. You acknowledge that QIM may pay a portion, of the fees which it receives pursuant to this Agreement to another person, firm or corporation in consideration for having referred you to QIM, and that you consent to the payment of such a fee by QIM. It is illegal for the party receiving the fee to trade or advise in respect of securities if it is not duly licensed or registered under applicable securities legislation to provide such advice. Separate or additional disclosure of referral fee arrangements may be provided where appropriate, or where required by law.

Voting Securities. You direct and authorize QIM to exercise in its sole discretion, on behalf of you, any voting rights attached to any of the securities in the Account. QIM will ensure that your securities will be voted in a manner most in your best interests, and in accordance with our proxy voting policy, which is available upon request.

Sharing of Information. New federal and provincial legislations require that clients are informed, and approve, of what happens to personal information that is held by a third party. The purpose of this legislation is to protect personal information collected, and preserve client privacy. As you are aware QIM Benefit Consulting Inc. (QBC) provides financial planning services while QIM manages your investments. We believe that we can properly help you achieve your goals only if we are aware of your financial situation in its entirety. Allowing us to share this information between these affiliated companies enables us to, for example, develop a comprehensive financial plan, or recommend tax-planning strategies. By signing this agreement, you agree to the sharing of information with respect to your Account, between QBC and QIM.

Leveraging. Using borrowed money to finance the purchase of securities involves greater risk than a purchase using cash resources only. If you borrow money to purchase securities, your responsibility to repay the loan and pay interest as required by its terms remain the same even if the value of the securities purchased declines.


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ELECTRONIC DELIVERY OF DOCUMENTS

From time to time. QIM may electronically delivery documents relating to your Account. The types of documents, which may be delivered electronically, are:

- Quarterly and Ad Hoc Client Statements;
- Quarterly Newsletter and mailings;
- Client agreements and related documents; and
- Other Client Communication at Manager's discretion.

Access to internet email is required to access documents electronically and it is the client's responsibility to notify QIM and ensure confirmation of the notification of a changed or cancelled email address. Documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF) or other commercially available software. All clients have the right to request a paper copy of any documents delivered electronically at no cost. Your consent for electronic delivery may be revoked or changed. including any change in the election mail address to which documents are delivered at any time by notifying QIM of such revision or revocation.

DISPUTE RESOLUTION

We have created a process for dealing with complaints that we believe is both effective and efficient. We expect every QIM employee who receives a customer complaint to take ownership, and ensure that the complaint is resolved quickly. If you have a complaint, we encourage you to follow the complaint procedure outlined here.

- In most cases. a complaint is resolved simply by telling us about it. You should be able to get swift results by talking to our employees.
- If the problem is not resolved to your satisfaction, you can contact QIM's Chief Compliance Officer – Ian Quigley. 780-463-2688 ian@qubeconsulting.ca or in writing to 200, 9414 94 Street, Edmonton AB T6C 3P4.
- Failing to obtain resolution above, we are happy to offer a dispute resolution service at our cost.

You may also wish to contact our outside legal and regulatory counsel.

- Regulatory: David McKellar, CA. Calgary, AB. Phone (403) 465.3077. Email: david@davidmckellar.com.
- Legal: Don Campbell. LLB. 257 Wharton Blvd., Winnipeg MB R2Y0T3. Phone (204) 885-1053. Email: dc.law@shaw.ca.

THE LEGALITIES

Limitation of Liability. You release QIM from liability in respect of the appointment of the Custodian, including but not limited to any loss or damage that may result from the failure of the Custodian to settle or to cause to be settled trades of securities on the basis of instructions given by QIM.


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Assignment. Subject to these terms, you may not sell, assign, transfer or hypothecate any rights or interest created under this Agreement or delegate any of its obligations or duties under this Agreement without the prior written consent of QIM. Any prohibited assignment or delegation without such consent will be void.

Further Assurances. The parties hereto agree to perform any further acts and to execute and deliver any further documents, which may be necessary or appropriate to carry out the purposes of this Agreement.

Severability. If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such enforceable, invalid or illegal provisions will not affect the remainder of this Agreement.

Entire Agreement. The parties agree that this Agreement (along with any addenda) constitutes the entire and exclusive agreement between them pertaining to the subject matter contained in it and supercedes all prior or contemporaneous agreements, oral or written, conditions, representations, warranties, proposals and understandings of the parties pertaining to such subject matter.

Laws. Except as required by applicable securities law or as otherwise provided in this Agreement, this Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, will be governed by the laws of the Province of Alberta. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover from the other party or parties hereto reasonable lawyers' fees and other costs incurred in connection with that action or proceeding in addition to any other relief to which such party or parties may be entitled.

Enurement. The provisions of this Agreement enure to the benefit of and are binding on the successors and permitted assigns of each of the parties.

Waiver. Failure of either party to insist upon strict compliance with any of the terms, covenants and conditions hereof will not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or of any other provision of this Agreement.

Amendment. The terms of this Agreement may be amended by QIM upon ninety days written notice.

English Language. It is the express wish of the parties that this Agreement and all documents, notices and other communications relating to the operation of the Account be in English. Il est de la volonte expresse des parties que ce contrat et tous les documents, avis et autres communications qui concement l'operation du Compte soient rediges en langue anglaise.

Notices. Any notices required or permitted to be given to You under this Agreement will be sufficient if in writing and if sent by prepaid mail to your last known address on file with QIM. Any written notice given by you to QIM under this Agreement will be sent to its head office address, which is:

- 200, 9414 – 91 Street, Edmonton, Alberta, T6C 3P4.

Your signature below indicates your approval and acceptance of:



- Your consent to share your personal information within our affiliate QBC and your receipt of our privacy policy attached hereto in "Addendum A";
- Acceptance of this Investment Management Agreement, its terms and conditions including the custodial transaction and fee schedule;
- The receipt of your Investment Policy Statement (IPS) and your acknowledgement it was explained to your satisfaction.
- Your receipt and understanding of the "Relationship Disclosure" hereto in "Addendum B";
- Your acceptance of electronic delivery of documents to the email address noted below:

You may withdraw your consent for the sharing of information at any time by contacting the QIM Privacy Officer at (780) 463-2688-5382 or by email at ian@qubeconsulting.ca



Client

ian@qubeconsulting.ca
Email Address for Electronic Delivery

Joint Applicant or Spouse

Email Address for Electronic Delivery



Ian Quigley, MBA Per: Qube Investment Management Inc.


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Addendum A: Qube Investment Management Privacy Policy

The Purpose of Our Privacy Policy
In keeping with our mission to provide personalized investment strategies designed to meet the wealth objectives of you and your family, with an absolute commitment to honesty and integrity, Qube Investment Management Inc. (hereafter called "QIM") has drafted this document to inform you how we safeguard the information you provide to us.

Safeguarding your confidentiality and protecting your personal and financial information has always been fundamental to the way we conduct our business. We have always been committed to maintaining the accuracy, confidentiality, and security of your personal and financial information. As part of this commitment, we have established this Privacy Policy Document to govern our actions as they relate to the use of the information you provide to us.

The Purposes for Collecting Personal Information
We are in the business of maintaining a long-term relationship with you. We recognize that an important aspect of our relationship is having comprehensive knowledge of you and your needs. Knowing more about your family, the assets you hold elsewhere, your financial goals, retirement plans, tax situation, trusts, will and estate plans, etc., ensures that we thoroughly understand your goals and objectives. It also helps us identify your financial needs, and enables us to recommend investment solutions that can help you realize your goals and manage your financial affairs more effectively.

QIM will identify the purpose(s) for which your personal information is collected. The purpose(s) will be identified before or at the time the information is collected. The primary type of information is personal and financial information. We use your personal and financial information to communicate with you, process applications and effectively provide the services you have requested. The better we know you, the better we can help you achieve your financial goals.

Accountability
QIM is responsible for maintaining and protecting your information under our control. This includes information in our physical custody or control, as well as personal information that has been transferred to a third party as part of our ongoing business operations. To ensure accountability, we have a designated Privacy Officer who is accountable for our company's compliance with this privacy policy.

Consent of the Individual
Your knowledge and consent are required for the collection, use or disclosure of your information except where required or permitted by law. We will not ask for your consent unless we have made a reasonable effort to inform you of the purposes for which we will be collecting, using and/or disclosing your personal information.

Your consent may be expressed in writing or be implied and you may give it to us verbally, electronically, or through your authorized representative. You may withdraw your consent at any time by contacting QIM's designated Privacy Officer. If consent were to be revoked or withdrawn, QIM may be unable to provide certain services.

Limits on Collection
The information we obtain from you will be limited to those details required by QIM to conduct our business effectively. This information will always be collected by fair and lawful means.

The type of information we usually collect and maintain in your client file may include:

1. Personal


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Information provided on personal account applications or other forms such as names, mailing addresses, telephone numbers, email addresses, social insurance numbers, dates of birth, photocopy of driver's license or passport, employment information, spousal information, beneficiary information, estate planning, financial and net worth information as well as banking details. Information about investments and previous investment experience, assets and types of accounts currently held, and transactions, such as account balances, trading activity, margin loans and payment history.

2. Corporate
Information provided on corporate account applications or other forms such as, corporation name, corporation mailing address, corporation phone number, corporate email address, Name(s) of Owner(s), Officer(s) and Director(s) of the corporation, Articles of Incorporation, CCRA business number, trading resolutions, history of the company and any restrictions on the corporation, if it is publicly held. In addition, we will collect the same types of information we obtain from our personal clients for each director or officer of the corporation.

Limits on Use, Disclosure and Retention
Your personal information collected by QIM will not be used or disclosed for purposes other than those for which it was collected, except with your informed consent or as required by law. This information will be retained as long as necessary for the fulfillment of those purposes.

We only use your personal information for the purposes that we have disclosed to you. If for any reason your information is required to fulfill a different purpose, we will notify you and ask you for your consent before we proceed.

As a condition of their employment, all employees of QIM are required to abide by a Code of Ethics and Standards of Professional Conduct and the Privacy Policy we have established. In addition, all employees must abide by all applicable laws and regulations. Our employees are aware of the importance of protecting your privacy and confidentiality and they are required to sign a code of conduct that prohibits the disclosure of your information to unauthorized individuals or parties. To reinforce their understanding and commitment to upholding client privacy and confidentiality, employees periodically receive updates about our privacy policies.

Unauthorized access to and/or disclosure of your personal information by an employee of QIM is strictly prohibited. All employees are expected to maintain the confidentiality of your personal information at all times and failing to do so will result in appropriate disciplinary measures, which may include dismissal.

QIM sometimes contracts with outside organizations to perform specialized services such as custody of securities and record keeping. Our trusted service suppliers may at times be responsible for processing and handling some of the information we receive from you. When we contract our suppliers to provide these specialized services, they are given only the information necessary to perform those services. Additionally, they are prohibited from storing, analyzing or using that information for purposes other than to carry out the service they have been contracted to provide. Our specialized service suppliers are bound by strict contractual obligations that have been designed to protect the privacy and security of our clients' personal information. As part of our contract agreements, our suppliers and their employees are required to protect your information in a manner that is consistent with the privacy policies and practices that QIM has established.

However, from time to time, you the client may wish others to have access to your information. Unless otherwise notified, we assume your accountant (accounting firm) and/or lawyer (law firm) will be authorized to access relevant information on your file for legal and/or tax planning purposes.

Safeguarding Customer Information
QIM will ensure that your personal information will be protected by security safeguards against loss or theft, unauthorized disclosure, copying, use or modification. These safeguards will be appropriate to the sensitivity level of the information. We safeguard your personal information by using state-of-the-art technologies and maintain


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current security standards to ensure that all your personal and financial information is protected against unauthorized access, disclosure, inappropriate alteration or misuse.

We manage our server environment appropriately and our firewall infrastructure is strictly adhered to. Our security practices are reviewed on a regular basis and we routinely employ current technologies to ensure that the confidentiality and privacy of your information is not compromised.

Openness
QIM will make readily available all relevant information about our policies and practices relating to the management of your personal information. We believe that openness and transparency are essential to ensure your trust.

Accuracy
At QIM, the investment decisions we make are often based on the information we have in our files. Therefore, it is important that your personal and financial information is accurate and complete. To help us keep your personal information up-to-date, we encourage you to amend inaccuracies and make corrections as often as necessary. Despite our best efforts, errors sometimes do occur. Should you identify any incorrect or out-of-date information in your file(s), we will make the proper changes and provide you with a copy of the corrected information. Where appropriate, we will communicate these changes to other parties who may have unintentionally received incorrect information from us.

Access
Upon request, you shall be informed of the existence, use and disclosure of your personal information, and shall be given access to it. You may challenge the accuracy and completeness of their information, and may request that it be amended, if appropriate.

To make a change to your personal contact information contained in your file, please call us at 780-463-2688 or contact our Privacy Officer at same, privacy@qubeconsulting.ca or at:

- Qube Investment Management Inc., 200, 9414-91 Street, Edmonton, AB T6C 3P4

Updating this Policy
Any changes to our privacy policy and information handling practices shall be acknowledged in this policy in a timely manner. We may add, modify or remove portions of this policy when we feel it is appropriate to do so.

Conflict
Should there be a conflict between any other QIM document or policy and this Policy, this Policy shall prevail.


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Addendum B: Qube Investment Management Inc. ('QIM') Relationship Disclosure

Overview

It is important that clients understand what parties are involved in their accounts and how these parties are related to each other. The purpose of this disclosure is to clarify the parties related to your account.

Your Portfolio Manager

Qube Investment Management Inc. (QIM) is the registered portfolio manager on your account. QIM is irrevocably liable to you, and will continue to be liable to you, for the acts and omissions of your investment advice relating to your investment account. QIM will be responsible for determining the suitability of your investments relative to your Investment Policy Statement (IPS) and insuring the appropriate supervision is preformed for all trading activity in your account.

Your Custodian

National Bank Correspondent Network (NBCN) is the custodian of your account. In this regard and, for accounting and regulatory purposes, you are also a client of NBCN. With respect to any transactions on your account, NBCN is responsible for trade execution and settlement, custody of cash and securities, the preparation of confirmation and account statements and the financing of any account positions.

Our Affiliate Qube Benefit Consulting ("QBC")

Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Qube Investment Management
Suites 200 & 300
Kendall Building
9414 91 Street
Edmonton, AB T6C 3P4

Tony West
Corporate Secretary
PepsiCo
700 Anderson Hill Road
Purchase, NY 10577

Pages 27 through 30 redacted for the following reasons:

FISMA & OMB Memorandum M-07-16

EXHIBIT B

On Nov 19, 2015, at 3:58 PM, Carriello, Amy {PEP} <Amy.Carriello@pepsico.com> wrote:

Dear Mr. Quigley,

Please see the attached letter.

Best regards,

Amy

Amy Carriello | Senior Counsel, Corporate Governance
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. 914-253-2507 | Fax 914-249-8035 | amy.carriello@pepsico.com

<Letter dated 2015-11-19.pdf>



PEPSICO

  

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR COUNSEL, CORPORATE GOVERNANCE
Tel: 914-253-2507
Fax: 914-249-8035
amy.carriello@pepsico.com

November 19, 2015

VIA UPS AND EMAIL

Mr. Ian Quigley
Senior Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C3P4
Canada

Dear Mr. Quigley:

I am writing on behalf of PepsiCo, Inc. (the "Company"), which received on November 5, 2015 your letter giving notice of Qube Investment Management, Inc.'s ("Qube") intent to present a shareholder proposal entitled "Request for Proposals for the Audit Engagement" at the Company's 2016 Annual Meeting of Shareholder (the "Proposal"). **Please disregard in its entirety the Company's letter dated November 12, 2015 with regard to the Proposal and take note only of the procedural deficiencies set forth herein.**

It is unclear from your letter whether you were providing notice of Qube's intent to present the Proposal pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 or pursuant to the advance notice provisions of the Company's Bylaws. If you were providing this notice pursuant to Rule 14a-8, please note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Qube is the record owner of sufficient shares to satisfy this requirement. Qube provided a letter from National Bank Correspondent Network, dated October 28, 2015 (the "NBCN Letter"), stating that "as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014." Similarly, Qube's cover letter indicates that it represents "approximately 150 high net worth investors" and that these clients have "authorize[d]

[Qube] to complete proxy voting responsibilities on their behalf." In light of these statements and the NBCN Letter's indication that Qube owns the referenced shares "through its clients," it is ambiguous as to whether the shares are actually owned by Qube or its clients. While Qube might be authorized to vote Company shares and to purchase or sell Company shares on behalf of its clients, Qube has not demonstrated that it is the owner of the shares, with an economic interest in the shares, specified in the NBCN Letter. Therefore, for Qube to submit a proposal under Rule 14a-8, Qube must demonstrate that it is a shareholder that owns sufficient shares to support the submission of a proposal under Rule 14a-8.

Moreover, even if Qube can demonstrate that it is the owner of the shares specified in the NBCN Letter, that letter does not provide adequate proof that Qube has satisfied the ownership requirements of Rule 14a-8 as of the date that the Proposal was submitted to the Company. Specifically, the NBCN Letter only establishes continuous ownership of the shares as of October 28, 2015, and, therefore, does not verify continuous ownership for the one-year period preceding and including November 3, 2015, the date on which, according to the tracking information on the applicable delivery service's website, the Proposal was accepted and postmarked for delivery.

To remedy this defect, Qube must obtain a new proof of ownership letter verifying its continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 3, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Qube's shares (usually a broker or a bank) verifying that Qube continuously held the required number or amount of Company shares for the one-year period preceding and including November 3, 2015; or

(2) if Qube has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Qube continuously held the required number or amount of Company shares for the one-year period.

If Qube intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether Qube's broker or bank is a DTC participant by asking Qube's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Qube's broker or bank is a DTC participant, then Qube needs to submit a written statement from its broker or bank verifying that Qube continuously held the required number or amount of Company shares for the one-year period preceding and including November 3, 2015.

(2) If Qube's broker or bank is not a DTC participant, then Qube needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Qube continuously held the required number or amount of Company shares for the one-year period preceding and including November 3, 2015. You should be able to find out the identity of the DTC participant by asking Qube's broker or bank. If Qube's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through Qube's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Qube's shares is not able to confirm Qube's individual holdings but is able to confirm the holdings of Qube's broker or bank, then Qube needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 3, 2015, the required number or amount of Company shares were continuously held: (i) one from Qube's broker or bank confirming Qube's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, Qube must provide the Company with a written statement that it intends to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. Your correspondence is inadequate in this respect because, while you indicate that Qube intends to hold its "share positions" through the date of such meeting, it is unclear that Qube intends to hold the required amount of shares. To remedy this defect, Qube must submit a written statement that it intends to continue holding the required number or amount of Company shares through the date of the Company's 2016 Annual Meeting of Shareholders.

If instead Qube was authorized to and submitted the Proposal on behalf of a Company shareholder, then (1) the shareholder must be identified; (2) Qube must provide evidence that the shareholder had authorized Qube to submit the Proposal on the shareholder's behalf as of the date the Proposal was submitted (November 3, 2015); (3) the shareholder must provide proof of its ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 3, 2015) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC); and (4) under Rule 14a-8(b), the shareholder must provide the Company with a written statement that it intends to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. Thus, to remedy the defects with Qube's submission under this view, Qube or the shareholder must provide the foregoing written documentation.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 700 Anderson Hill Road, Purchase, NY 10577. Alternatively, you may transmit any response by facsimile to me at (914) 249-8035.

If you have any questions with respect to the foregoing, please contact me at (914) 253-2507. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.



PEPSICO







700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR COUNSEL, CORPORATE GOVERNANCE
Tel: 914-253-2507
Fax: 914-249-8035
amy.carriello@pepsico.com

November 12, 2015

VIA UPS

Mr. Ian Quigley
Senior Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C3P4
Canada

Dear Mr. Quigley:

I am writing on behalf of PepsiCo, Inc. (the "Company"), which received on November 5, 2015 your shareholder proposal submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. SEC staff guidance states that a shareholder proposal's date of submission is the date the proposal is postmarked or transmitted electronically. The letter you provided from National Bank is insufficient because it does not verify continuous ownership of Company shares for the full one-year period preceding and including the date that the Proposal was submitted to the Company (November 4, 2015). Specifically, the letter establishes your ownership of the Company's shares for one year as of October 28, 2015, rather than as of the date that the Proposal was submitted.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 4, 2015). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 4, 2015); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 4, 2015).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 4, 2015). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by

obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 4, 2015), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 700 Anderson Hill Road, Purchase, NY 10577. Alternatively, you may transmit any response by facsimile to me at (914) 249-8035.

If you have any questions with respect to the foregoing, please contact me at (914) 253-2507. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT C

Page 69 redacted for the following reason:
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FISMA & OMB Memorandum M-07-16

EXHIBIT D

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Tuesday, November 24, 2015 11:31 AM
To: Carriello, Amy {PEP}
Subject: Re: Shareholder Proposal to PepsiCo, Inc.

Hello Amy:

Just wanted to advise you we sent you a response to your letter last week. If you don't receive this week please advise.

Sincerely,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca
www.qubeflex.ca

On Nov 19, 2015, at 3:58 PM, Carriello, Amy {PEP} <Amy.Carriello@pepsico.com> wrote:

Dear Mr. Quigley,

Please see the attached letter.

Best regards,

Amy

Amy Carriello | Senior Counsel, Corporate Governance
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. 914-253-2507 | Fax 914-249-8035 | amy.carriello@pepsico.com

<Letter dated 2015-11-19.pdf>


QUBE

19 November 2015

Amy E. Carriello
Senior Counsel, Corporate Governance
PepsiCo
700 Anderson Hill Road
Purchase, NY 10577

RE: Shareholder Proposal Submission

Dear Ms. Carriello:

Thank-you for your response to the submission of our shareholder proposal. We believe that the opportunity to dialogue with fellow shareholders is a fundamental right of ownership and a healthy mechanism to maintain transparency and accountability with management. This process also encourages shareholders to become informed and engaged. Healthy shareholder engagement is key to maintaining an efficient public market and the prevention of costly scandal(s).

In your response to our proposal, you have identified a number of technical and procedural matters that we are willing to respond to in this letter. We respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion in the upcoming AGM proxy. We wish to also communicate disappointment with your approach. You have attempted, in our opinion, to greatly complicate the process and to create technical barriers blocking this fundamental right. Simply put, one should not require a Ph.D. in corporate law to be an engaged shareholder.

In your response you identified a number of issues as follows:

1. Rule 14a-8(b)(1) – Share Ownership. Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1% of common shares, for at

[illegible] 200 Kendall Building | 9414 [illegible] 91 Street NW | Edmonton, AB T6C [illegible]
[illegible] 780-463-2688 | [illegible] 780-450-[illegible] | [illegible] 1-866-[illegible]

least one year as of the date that the proposal is submitted, and the shareholder must continue to hold those securities through the date of the annual general meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual general meeting.

You have taken the position that our Investment Management Agreement (IMA) does not authorize us to represent our clients with regards to shareholder proposals. We disagree.

- Our Investment Management Agreement (IMA) states that we are authorized to act on behalf of our investors by offering portfolio management services and allowing us to perform these services without requiring continuous approval to do so (see page 1). A portfolio manager has a responsibility to act as a fiduciary for its clients, a duty we take seriously. This duty includes engaging with the companies we select for our clients, voting the proxies and submitting proxy proposals. If required, we welcome comment from the SEC on this.
- Further, within Qube's own household accounts, we hold the requisite share positions to fulfill this requirement and, should the SEC require it, are happy to provide explicit confirmation of this to you.
- You have asked for more explicit shareholder authorization from us. We do not believe this is necessary nor within the spirit of the regulations. Nonetheless, we are prepared to provide additional signed communication from any of our 175 investors should the SEC require it. Please note that the client does not decide if they will hold the shares through to the date of the shareholder's meeting, as they have provided us with discretionary authority to manage their positions. We have provided confirmation of this intention in our original submission.
- Custodial technical verification has been provided, from a qualified DTC participant, within the parameters required by the SEC. You are asking for an inordinate and technical expansion of this verification. Your requirements put an undo strain on our custodian and we believe create an unfair barrier to the submission of a proposal. Nonetheless, should the SEC require it, we are

prepared to have our custodian generate and communicate the additional details of ownership you have requested.

I trust this has satisfied your queries. Please let me encourage you to consider another tact. The public markets require shareholder attention and engagement and, while less comfortable for management, attempting to bar this activity with endless technical requirements and brute opposition discourages the very thing we all want: healthy, stable, accountable and efficient markets. We welcome a more productive and positive approach should you consider it.

Sincerely,



Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca

cc. James McRitchie, CorpGov.net
cc. Peter Chapman, Shareholder Association for Research & Education